UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated December 1, 2016 titled “GeoPark Announces Morona Block Approval in Peru”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES MORONA BLOCK APPROVAL IN PERU

Lima, Peru – December 1, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru, today announced it has obtained final regulatory approval for its acquisition of the Morona Block in Peru.

In its first project returning to the upstream business, the Peruvian state-owned company Petróleos del Perú S.A. (“Petroperu”) awarded a 75% working interest (“WI”) in and operatorship of the Morona Block to GeoPark by a Joint Investment and Operating Agreement dated October 1, 2014, and its amendments (the “Agreement”). The Agreement was subject to Peru regulatory approval, which was completed on December 1, 2016 following the issuance of Supreme Decree 031-2016-MEM.

The Morona Block covers an area of 1.9 million acres in the Marañón Basin, a priority target basin for GeoPark and one of the most prolific hydrocarbon basins in Latin America, with over 1 billion barrels of oil produced. The Morona Block contains the Situche Central oil field, which has been delineated by two wells (with short term tests of approximately 2,400 and 5,200 bopd of 35-36° API oil) and by 3D seismic. The block also includes extensive geophysical surveys, an operating field camp and logistics infrastructure. The area has undergone oil and gas exploration activities for the past 40 years, with ongoing association agreements and cooperation projects with the local communities.

DeGolyer & MacNaughton, the independent reserve engineering firm, has certified 2P reserves of 40.2 million barrels of oil (mmbo) and 3P reserves of 82.9 mmbo for the Situche Central oil field (at 100% WI) with no oil-water contact yet encountered in the field. Gaffney, Cline & Associates has audited a maximum unrisked upside potential in the Situche Central oil field to be approximately 200 mmbo (at 100% WI). The total Morona Block also includes a large exploration potential with high impact prospects and plays – including gross unrisked exploration resources ranging from 300 to 500 mmbo, as audited by Gaffney, Cline & Associates.

In accordance with the terms of the Agreement, GeoPark has committed to carry Petroperu on a work program that provides for testing and start-up production of one of the existing wells in the field, subject to certain technical and economic conditions being met. Expected capital expenditures in 2017 for the Morona Block are mainly related to facility maintenance and environmental and engineering studies.

James F. Park, Chief Executive Officer of GeoPark, said: “We appreciate the support of the Peruvian government to advance the Morona Block and we very much look forward to partnering with Petroperu and the local communities in developing and exploring this exciting project. The Morona Block is the type of high-value project we look for in Latin America – with an already-discovered big oil field and the opportunity to convert existing reserves into production and cash flows, combined with high impact exploration potential in a proven and prolific hydrocarbon system. The timing and size of this project also fits very well within GeoPark’s existing high quality portfolio of production and exploration assets across the region and represents an important piece of GeoPark’s ambitious medium to long term growth plans.”

For further information please contact: INVESTORS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +5411 4312 9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

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NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the drilling plan and capital expenditures for 2017. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Readers are cautioned that the exploration resources disclosed in this press release are not necessarily indicative of long term performance or of ultimate recovery. Unrisked prospective resources are not risked for change of development or chance of discovery. If a discovery is made, there is no certainty that it will be developed or, if it is developed, there is no certainty as to the timing of such development. There is no certainty that any portion of the Prospective Resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. Prospective Resource volumes are presented as unrisked.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: December 1, 2016